SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)*
Level One Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

52730D208

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☑    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52730D208 13G

1.	Names of Reporting Persons Stefan Wanczyk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 658,983 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 658,983 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,983 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 8.5%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 5,668 shares subject to stock options that are currently exercisable or are exercisable within 60 days of December 31, 2021.

* Based on 7,633,726 shares of common stock outstanding as of December 31, 2021.

ITEM 1.

    (a)    Name of Issuer
        Level One Bancorp, Inc.

    (b)    Address of Issuer’s Principal Executive Offices

32991 Hamilton Court
Farmington Hills, Michigan 48334

ITEM 2.

    (a)    Name of Person Filing

Stefan Wanczyk

    (b)    Address of Principal Business Office or, if None, Residence

32991 Hamilton Court
Farmington Hills, Michigan 48334

    (c)    Citizenship

United States

    (d)    Title of Class of Securities
        Common Stock, no par value per share

    (e)    CUSIP Number
        52730D208

ITEM 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

ITEM 4.    Ownership

(a)Amount beneficially owned:

Please see Row 9 on the cover page hereto.

(b)Percent of class:

Please see Row 11 on the cover page hereto.

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct the vote:

Please see Row 5 on the cover page hereto.

(ii)Shared power to vote or direct the vote:

Please see Row 6 on the cover page hereto.

(iii)Sole power to dispose or to direct the disposition of:

Please see Row 7 on the cover page hereto.

(iv)Shared power to dispose or to direct the disposition of:

Please see Row 8 on the cover page hereto.

ITEM 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

ITEM 8.    Identification and Classification of Members of the Group
Not Applicable.

ITEM 9.    Notice of Dissolution of Group

Not Applicable.

ITEM 10.    Certifications

Not Applicable.

    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2022

    /s/ Stefan Wanczyk
    Stefan Wanczyk